Exhibit 21.1

List of Subsidiaries of Nocera, Inc.

Name of Subsidiary	Jurisdiction of Organization
Grand Smooth Inc Limited	Hong Kong
Guizhou Grand Smooth Technology Ltd. (100% subsidiary of Grand Smooth Inc Limited)	China
Shanghai Nocera Culture Co., Ltd. (100% subsidiary of Grand Smooth Inc Limited)	China
Zhejiang Xinca Mutual Entertainment Culture Media Co., Ltd. (Variable interest entity of Shanghai Nocera Culture Co., Ltd.)	China
Meixin Institutional Food Development Co. Ltd. (Variable interest entity of Nocera, Inc.)	Taiwan